August 28, 2024

Nicole Sandford
Chief Executive Officer & Director
Aspira Women's Health Inc.
12117 Bee Caves Road, Building III, Suite 100
Austin, TX 78738

       Re: Aspira Women's Health Inc.
           Registration Statement on Form S-3
           Filed August 23, 2024
           File No. 333-281745
Dear Nicole Sandford:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jeffrey J. Fessler, Esq.